Statement of Cash Flows "Unaudited"

January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-312,697.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-75,000.00
Accumulated Amortization	36,573.00
Domain name purchases	-742.86
Accounts Payable (A/P)	27,671.79
Nova Spivack (1409) Chase Business Card	18,717.74
Due to CEO- Hans Koch	30.00
Intercompany Liabilities :Due to Magical Technologies Due to Magical Technologies (Exp Pd)	9,838.88
Intercompany Liabilities :Due to Magical Technologies :Due to Magical Technologies (Funds Transfer)	5,000.00
Intercompany Liabilities :Due to Nova Spivack	-48.67
Intercompany Liabilities :Due to Zambala - AMEX	943.16
Loan Payable - Red Tower Capital	-40,959.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-17,976.78**
Net cash provided by operating activities	**-330,674.68**
INVESTING ACTIVITIES	
Platform Engineering-	-182,865.07
San Francisco 49ers Sponsorship	-200,000.00
Software Asset - Coin-In	-208,000.00
Start Up Costs	-63,693.89
Net cash provided by investing activities	**-654,558.96**
FINANCING ACTIVITIES	
2018 Convertible Notes	440,000.00
2018 Convertible Notes:2018 Convertible Notes Accrued Interest	27,534.62
Partner Bridge Note	1,276.77
Promissory Note	60,000.00
Promissory Note:Promissory Note Accrued Interest	13,937.46
Promissory Note-Coin-In Acquisition	208,148.16
Class A Common Stock (Options/83b)	5.00
Warrant - Cooley Atty at Law	0.05
Net cash provided by financing activities	**750,902.06**
NET CASH INCREASE FOR PERIOD	**-234,331.58**
Cash at beginning of period	566,871.37
CASH AT END OF PERIOD	**$332,539.79**

Statement of Cash Flows "Unaudited"

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-330,456.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other Asset	7,500.00
Accounts Payable (A/P)	-45,203.13
Nova Spivack (1409) Chase Business Card	-479.63
Due to CEO- Hans Koch	184,476.72
Intercompany Liabilities :Due to Magical Technologies :Due to Magical Technologies (Exp Pd)	-134,574.79
Intercompany Liabilities :Due to Magical Technologies (deleted):Due to Magical Technologies (Funds Transfer)	-305,000.00
Intercompany Liabilities :Due to Nova Spivack	4,124.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-289,156.83**
Net cash provided by operating activities	**-619,613.40**
INVESTING ACTIVITIES	
Start Up Costs	-39,788.51
Net cash provided by investing activities	**-39,788.51**
FINANCING ACTIVITIES	
2018 Convertible Notes	75,000.00
Partner Bridge Note	177,375.00
Promissory Note	80,800.00
Promissory Note:Promissory Note Accrued Interest	-4,216.12
Net cash provided by financing activities	**328,958.88**
NET CASH INCREASE FOR PERIOD	**-330,443.03**
Cash at beginning of period	332,539.79
CASH AT END OF PERIOD	**$2,096.76**